UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

Information to be included in statements filed pursuant to Rule 13d-1(b), (c) and (d)
and amendments thereto filed pursuant to Rule 13d-2
(Amendment No. 6)*

Keane, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48666510

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48666510

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John F. Keane

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable.
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Unites States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,527,800(1)

	6.	Shared Voting Power 2,657,120(2)

	7.	Sole Dispositive Power 1,527,800(1)

	8.	Shared Dispositive Power 2,657,120(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,184,920

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☒

The aggregate amount reported as beneficially owned in row 9 does not include 1,300,204 shares held by John F. Keane’s wife, Marilyn T. Keane and 3,663,999 shares held by three trusts of which Marilyn T. Keane and other individuals are trustees and of which the adult children of John F. Keane and Marilyn T. Keane are beneficiaries.

11.	Percent of Class Represented by Amount in Row (9) 7.11%(3)

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 100,000 shares which Mr. Keane has the right to acquire within 60 days of December 31, 2006.

(2) Consists of an aggregate of 2,657,120 shares held in two trusts of which John F. Keane and Marilyn T. Keane are co-trustees.

(3) Based on 58,868,612 shares of Keane’s common stock outstanding as of December 31, 2006.

CUSIP No. 48666510

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marilyn T. Keane

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable.
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Unites States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,300,204

	6.	Shared Voting Power 6,321,119(1)

	7.	Sole Dispositive Power 1,300,204

	8.	Shared Dispositive Power 6,321,119(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,621,323

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☒

The aggregate amount reported as beneficially owned in row 9 does not include 1,427,800 shares held by Marilyn T. Keane’s husband, John F. Keane or 100,000 shares which John F. Keane has the right to acquire within 60 days of December 31, 2006.

11.	Percent of Class Represented by Amount in Row (9) 12.95%(2)

12.	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) an aggregate of 2,657,120 shares held in two trusts of which John F. Keane and Marilyn T. Keane are co-trustees and (ii) an aggregate of 3,663,999 shares held by Marilyn T. Keane and other individuals as trustees of three trusts of which the adult children of John F. Keane and Marilyn T. Keane are beneficiaries.

(2) Based on 58,868,612 shares of Keane’s common stock outstanding as of December 31, 2006.

Item 1.
	(a)	Name of Issuer Keane, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 100 City Square Boston, Massachusetts 02129

Item 2.
	(a)	Name of Person Filing John F. Keane Marilyn T. Keane
	(b)	Address of Principal Business Office or, if none, Residence c/o Keane, Inc. 100 City Square Boston, Massachusetts 02129
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $.10 par value per share
	(e)	CUSIP Number 48666510

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: John F. Keane beneficially owns 4,184,920 shares of Common Stock Marilyn T. Keane beneficially owns 7,621,323 shares of Common Stock
(b)

Percent of class:

The shares of Common Stock beneficially owned by John F. Keane represent 7.11% of the number of shares of Common Stock outstanding
The shares of Common Stock beneficially owned by Marilyn T. Keane represent 12.95% of the number of shares of Common Stock outstanding

	(c)	Number of shares as to which John F. Keane has:
		(i)	Sole power to vote or to direct the vote 1,527,800
		(ii)	Shared power to vote or to direct the vote 2,657,120
		(iii)	Sole power to dispose or to direct the disposition of 1,527,800
		(iv)	Shared power to dispose or to direct the disposition of 2,657,120
Number of shares as to which Marilyn T. Keane has:
		(i)	Sole power to vote or to direct the vote 1,300,204
		(ii)	Shared power to vote or to direct the vote 6,231,119
		(iii)	Sole power to dispose or to direct the disposition of 1,300,204
		(iv)	Shared power to dispose or to direct the disposition of 6,321,119

The 2,657,120 shares of Common Stock which John F. Keane shares power to vote or direct the vote of, and to dispose or direct disposition are held in two trusts of which John F. Keane and Marilyn T. Keane are co-trustees.

Of the 6,321,119 shares of Common Stock which Marilyn T. Keane shares power to vote or direct the vote of, and to dispose or direct disposition, (i) an aggregate of 2,657,120 shares are held in two trusts of which John F. Keane and Marilyn T. Keane are co-trustees and (ii) an aggregate of 3,663,999 shares are held by three trusts of which Marilyn T. Keane and other individuals are trustees and of which the adult children of Marilyn T. Keane and John F. Keane are beneficiaries.

John F. Keane disclaims beneficial ownership, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of 1,300,204 shares held by Marilyn T. Keane, 1,059,328 shares held by a trust of which John F. Keane and Marilyn T. Keane are co-trustees and 3,663,999 shares held by Marilyn T. Keane and other individuals as trustees of three trusts of which the adult children of the Marilyn T. Keane and John F. Keane are beneficiaries.

Marilyn T. Keane disclaims beneficial ownership, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, of 1,427,800 shares held by John F. Keane, 100,000 shares which John F. Keane has the right to acquire within 60 days of December 31, 2006, 1,597,792 shares held by a trust of which John F. Keane and Marilyn T. Keane are co-trustees and 3,663,999 shares held by Marilyn T. Keane and one other individual as trustees of three trusts of which the adult children of the Marilyn T. Keane and John F. Keane are beneficiaries.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date
/s/ John F. Keane
Signature
John F. Keane
Name/Title
/s/ Marilyn T. Keane
Signature
Marilyn T. Keane
Name/Title

AGREEMENT

                Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Keane, Inc.

                IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February, 2007.

/s/ John F. Keane
John F. Keane

/s/ Marilyn T. Keane
Marilyn T. Keane